Mail Stop 3561

October 2, 2008

By U.S. Mail and facsimile to (313) 235-6047

Anthony F. Earley, Jr.
Chairman and Chief Executive Officer
The Detroit Edison Company
2000 2nd Avenue
Detroit, Michigan 48226-1279

      Re: The Detroit Edison Company
             Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007
             Filed March 17, 2008
             File No. 001-02198

Dear Mr. Earley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         H. Christopher Owings
                         Assistant Director